                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                         The General Chemical Group Inc.
                   -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   369332 10 1
                   -----------------------------------------
                                 (CUSIP Number)

                               Mr. John W. Gildea
              115 East Putnam Avenue, Greenwich, Connecticut 06830
                                 (203) 661-6945
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP No. 369332 10 1



1        Name of Reporting Person(1)

         S.S. or I.R.S. Identification No. of Above Person

                                 John W. Gildea



2        Check the Appropriate Box If a Member of a Group
                                                     a.  / /
                                                     b.  /x/


3        SEC Use Only



4        Source of Funds

                  N/A



5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /



6        Citizenship or Place of Organization

                                     U.S.A.



                           7        Sole Voting Power

  Number of                              590,996
   Shares
Beneficially               8        Shared Voting Power
  Owned By
    Each                                     0
  Reporting
   Person                  9        Sole Dispositive Power
    With
                                         590,996
                           10
                                    Shared Dispositive Power

                                             0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         590,996



12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         / /


13       Percent of Class Represented By Amount in Row (11)


                           5.3%



14       Type of Reporting Person

                           IN



----------
        (1) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with Network Fund III, Ltd.

                                Page 2 of 6 Pages

CUSIP No. 369332 10 1



1        Name of Reporting Person(2)

         S.S. or I.R.S. Identification No. of Above Person

                             Network Fund III, Ltd.



2        Check the Appropriate Box If a Member of a Group
                                                     a.  / /
                                                     b.  /x/


3        SEC Use Only



4        Source of Funds

                  WC



5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /



6        Citizenship or Place of Organization

                                 Cayman Islands


                           7        Sole Voting Power

                                         470,996
  Number of
   Shares                  8        Shared Voting Power
Beneficially
  Owned By                                   0
    Each
  Reporting                9        Sole Dispositive Power
   Person
                                         470,996
    With
                           10       Shared Dispositive Power


                                              0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                     470,996


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
         / /


13       Percent of Class Represented By Amount in Row (11)


                           4.2%


14       Type of Reporting Person

                           CO


--------
        (2) Filing jointly pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, with John W. Gildea.

                                Page 3 of 6 Pages

Item 1.           Security and Issuer.

                  This Amendment No. 1 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 1997 (as amended, the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The General Chemical Group Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Liberty Lane, Hampton, New Hampshire 03842.

Item 2.           Identity and Background.

                  This Schedule 13D is filed jointly on behalf of John W. Gildea, a United States citizen ("Gildea"), and Network Fund III, Ltd., a Cayman Islands exempt company ("Network Fund III"), pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President, a director and sole stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has the power to dispose of the 470,996 shares of Common Stock (the "Network Shares") beneficially owned by Network Fund III, by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III (the "Investment Advisory Agreement"). Gildea also beneficially owns 95,000 shares of Common Stock in his individual capacity of which 10,000 are in the form of options which have an exercise price of $24.56 per share and expire on May 27, 2008 and 10,000 are in the form of options which have an exercise price of $16.72 per share and expire on December 2, 2008 (collectively, the "Gildea Direct Shares"). In addition, Gildea is the indirect beneficial owner of 25,000 shares of Common Stock (the "Gildea Indirect Shares" and, together with the Gildea Direct Shares, the "Gildea Shares") held by a defined benefit plan of Gildea Investment Company, a Connecticut S corporation of which Gildea is an officer and the sole stockholder.

                  Mr. William P. O'Donnell ("O'Donnell") is an officer and director of GMC and owns 10,000 shares of Common Stock (the "O'Donnell Shares"). Gildea and Network Fund III disclaim any existence of a group (within the meaning of Section 13(d) of the Exchange Act) with, between or among each other, Mr. O'Donnell or any other person or entity.

                  Mr. Gildea is a member of the Board of Directors of the Company.

Item 5.           Interest in Securities of the Issuer.

         (a)      (i)      The 470,996 Network Shares and the 120,000 Gildea
                           Shares beneficially owned by Gildea represent 5.3% of the 11,205,991 shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange
                           Act.

                  (ii) The 10,000 O'Donnell Shares represent less than one percent of the 11,205,991 of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                                Page 4 of 6 Pages

                  (iii) The 470,996 Network Shares represent 4.2% of the 11,205,991 Shares of Common Stock of the Company outstanding on the date hereof, based upon information provided by the Company and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act.

         (c) Except as set forth in this Schedule 13D none of Gildea, Network Fund III, O'Donnell, or, to the best knowledge of such parties, any of the persons named on Schedule I hereto, owns any shares of the capital stock of the Company or has purchased or sold any shares of the capital stock of the Company during the past 60 days. On December 2, 1998, Mr. Gildea received options to purchase 10,000 shares of Company Common Stock with an exercise price of $16.72 per share which expire on December 2, 2008.

                                Page 5 of 6 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1999

By:    /s/ John W. Gildea
    ---------  -----------
           John W. Gildea

NETWORK FUND III, LTD.

By:      GILDEA MANAGEMENT COMPANY,
         Investment Advisor

         By:    /s/ John W. Gildea
            ----------------------
            Name:   John W. Gildea
            Title:  President

                                Page 6 of 6 Pages